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FOR IMMEDIATE RELEASE

SHEP TECHNOLOGIES INC. ANNOUNCES STRATEGIC CHANGES

February 18, 2004 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company") is pleased to announce the implementation of strategic changes in management and corporate responsibility. These changes reflect the Company's redefined commercial priorities as our third generation prototype reaches completion.

Incorporation of UK Subsidiary

The Company recently incorporated SHEP Technologies (UK) Limited ("STI UK"), a wholly owned UK-based subsidiary of STI, headquartered in Taunton, Somerset, UK. STI UK management has assumed full responsibility for all SHEP System product development and commercial implementation on an international basis including its prototype development project with Pi Technology, manage ongoing R&D initiatives and carry out European commercialization strategies.

Four directors have been appointed to the STI UK board, namely:

o Mr. Peter Humphrey, B. Eng., who has also been appointed as the Managing Director of STI UK. Mr. Humphrey is currently a director of STI and the Chief Executive Officer of Marshalsea Hydraulics Ltd. ("Marshalsea"). Marshalsea is a UK-based ISO 9000-certified manufacturer of specialty hydraulic pumps and valves sold internationally - chiefly to the sub sea oil industry;

o Mr. Robert (Bob) Brown, C. Eng., M I. Mech. E., MSAE, of Detroit, Michigan, STI's Chief Technology Officer ("CTO") and the Director of Engineering at Campbell & Co., a Detroit automotive services company, through which he is currently responsible for all aspects of quality on the Ford GT program;

o Mr. Clive Bowen, B. Eng., who has been appointed as STI UK's new Chief Commercial Officer ("CCO"). Mr. Bowen is currently a director of STI and is also head of Business Development at West Surrey Racing Ltd., a leading British rapid prototyping and automotive engineering firm servicing the motorsport and automotive industries; and

o John Hopkins, FCA, has been appointed as STI UK's Financial Director ("CFO"). Mr. Hopkins joined the Marshalsea board as CFO in 1996. Marshalsea has experienced seven consecutive years of revenue growth and profitable operations.

The revised corporate structure of STI UK provides the Company with a highly qualified, focused operational team capable of taking STI's exciting hydraulic hybrid technology from the final prototyping stage through to commercial introduction within the global automotive and transportation industries.

As the parent company, STI will dedicate its activities to corporate finance, regulatory compliance and investor relations.

Mr. Peter Humphrey, STI UK's new Managing Director commented, "This team reorganization will permit the Company to focus on its immediate commercialization priorities and opportunities, and will allow us to leverage our relationships with existing strategic partners and present a highly qualified team for the successful exploitation of commercial opportunities."

STI's President, Malcolm Burke stated, "The new structure and talented management team offers both investors and potential customers a much clearer picture of the Company and its potential. While technology and commercialization efforts are based in the UK, opportunities in North America will be managed by our Detroit-based CTO."

STI is pleased to announce the appointment of Simon Anderson as Chief Financial Officer ("CFO") and Betty Anne Loy as Secretary effective immediately. Tracy A. Moore, former CFO and Secretary, remains as a director of the Company, as well as, a member of the audit committee and compensation committee.

About SHEP Technologies Inc.

SHEP Technologies Inc. and its subsidiaries design, develop and market proprietary energy technology for application in the global transport sector. The SHEP System, using electronics and proprietary hydraulic pump motors, captures the generated kinetic energy that is otherwise lost when brakes are applied in a variety of transport applications, and utilizes the recovered energy for acceleration during the inefficient low-speed acceleration phase. Under a controlled environment and testing by the US Environmental Protection Agency of a Ford Motor Company vehicle incorporating STI components in 2000, a passenger vehicle demonstrated significant fuel savings under both urban and commercial drive cycles. These tests also indicated meaningful reductions in brake wear and emissions as well as enhanced acceleration.

The SHEP System and its components are intended to be equally applicable to commercial and passenger vehicles of all sizes and variety, including subways and elevators. The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to industrial manufacturers, niche transport manufacturers, automotive manufacturers and Tier 1 suppliers to the automotive industry, which are embracing regenerative braking and hydraulic propulsion technologies.

ON BEHALF OF THE BOARD OF DIRECTORS

Malcolm P. Burke

Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues, earnings, product development, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, we invite you to visit our website at www.shepinc.com, email investor@shepinc.com or contact Mike Marrandino, Investor Relations and Corporate Communications, at 1-877-689-1515 or 604-689-1515 (ext #111)